UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): June 25, 2015

Danaher Corporation

(Exact Name of Registrant as Specified in Charter)

Delaware	001-08089	59-1995548
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2200 Pennsylvania Ave., N.W., Suite 800W Washington, D.C.	20037-1701
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: 202-828-0850

Not applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01.	Other Events

Amendment and Extension by One Day of Split-Off Exchange Offer in Connection with NetScout Transaction

On June 25, 2015, Danaher Corporation (“Danaher”) announced that it had amended and extended by one business day its offer to exchange all outstanding common units of Potomac Holding LLC, a subsidiary of Danaher formed to hold Danaher’s Communications business, for outstanding shares of Danaher common stock that are validly tendered and not validly withdrawn (the “Exchange Offer”). The split-off transaction is in connection with the previously announced combination of Danaher’s Communications business with NetScout Systems, Inc.

Danaher amended the offer by:

•	increasing the upper limit on the exchange ratio to 2.4000 Potomac Holding LLC common units per share of Danaher common stock tendered from 2.2522 Potomac Holding LLC common units per share of Danaher common stock tendered; however, the final exchange ratio may be less than the upper limit;

•	extending the Exchange Offer’s expiration to 12:00 midnight, New York City time, on July 9, 2015, unless extended or terminated, from July 8, 2015; and

•	amending the current expected three-day period over which the final exchange ratio will be determined to July 7, 8 and 9, 2015 (which previously was expected to be July 6, 7 and 8, 2015).

Danaher intends to announce the final exchange ratio by press release by 4:30 p.m., New York City time, on the expiration date.

Certain Danaher Financing Arrangements

In connection with Danaher’s previously announced pending acquisition of Pall Corporation (“Pall”), in which Danaher agreed to acquire all of the outstanding shares of common stock of Pall for $127.50 per share in cash, for a total enterprise value of approximately $13.8 billion, including assumed debt and net of acquired cash, Danaher expects to enter into one or more credit facilities prior to the closing of the Pall acquisition. Danaher expects to utilize the proceeds from commercial paper issuances supported by these credit facilities and from other indebtedness to fund a significant portion of the financing required to pay the purchase price for the Pall acquisition.

FORWARD-LOOKING STATEMENTS

Statements in this filing that are not strictly historical, including statements regarding the anticipated distribution of the Communications business to Danaher stockholders and the combination of such business with NetScout (the “Transaction”), the anticipated timing and terms of the Transaction, the anticipated acquisition of Pall Corporation, the anticipated timing and terms of any credit facilities or whether any such credit facilities will close on the anticipated schedule or at all, the expected timetable for completing the acquisition, the anticipated financing for the acquisition and any other statements regarding events or developments that Danaher believes or anticipates will or may occur in the future, are “forward-looking” statements within the meaning of the federal securities laws. There are a number of important risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those suggested or indicated by such forward-looking statements and you should not place undue reliance on any such forward-looking statements. These risks and uncertainties include, among other things, the ability of Danaher and NetScout to satisfy the conditions to the Transaction on a timely basis, the parties’ ability to complete the Transaction on the anticipated terms and schedule, Danaher’s and Pall’s ability to satisfy the merger agreement conditions and Danaher’s ability to consummate the acquisition of Pall on a timely basis or at all, whether the credit facilities will close on the anticipated schedule or at all and the risk of deterioration of or instability in the business performance of Danaher, Pall or NetScout, of their respective served markets or in the general economy.

Additional information regarding the factors that may cause actual results to differ materially from these forward-looking statements is available in Danaher’s SEC filings, including its most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q. These forward-looking statements speak only as of the date of this release and Danaher assumes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DANAHER CORPORATION

Date: June 30, 2015	By:	/s/ Daniel L. Comas
	Name:	Daniel L. Comas
	Title:	Executive Vice President and Chief Financial Officer